# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Driven Brands Holdings Inc., CIK 0001804745
CUSIP: 26210V102
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 440 South Church Street, Suite 700, Charlotte, North Carolina (NC), 28202
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950142-22-000466
Filed by CIK 0001900930

## Reporting persons
- DRIVEN EQUITY SUB LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 68,832,571; shared voting power 0; sole dispositive power 68,832,571; shared dispositive power 0; aggregate amount beneficially owned 68,832,571 (42% of the class)
- Driven Equity LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 68,832,571; sole dispositive power 0; shared dispositive power 68,832,571; aggregate amount beneficially owned 68,832,571 (42% of the class)
  Comment: Shared voting and dispositive power is based on its capacity as the sole member of Driven Equity Sub LLC.
- RC Driven Holdco LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 68,832,571; sole dispositive power 0; shared dispositive power 68,832,571; aggregate amount beneficially owned 68,832,571 (42% of the class)
  Comment: Shared voting and dispositive power is based on its capacity as the sole member of Driven Equity LLC.
- Roark Capital Partners III AIV LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: In connection with an internal reorganization of Roark's holding structure, Roark Capital Partners III AIV LP contributed for no consideration its interests in RC Driven Holdco LLC to RC III Portfolio Holdings LP, the general partner of which is Roark Capital GenPar III Cayman AIV Sub LLC. As a result, Roark Capital Partners III AIV LP no longer has beneficial ownership of the shares of Common Stock held by Driven Equity Sub LLC and thereby ceased being a reporting person.
- RC III Portfolio Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 68,832,571; sole dispositive power 0; shared dispositive power 68,832,571; aggregate amount beneficially owned 68,832,571 (42% of the class)
  Comment: Shared voting and dispositive power is based on its capacity as the sole member of RC Driven Holdco LLC.
- Roark Capital GenPar III Cayman AIV Sub LLC: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 68,832,571; sole dispositive power 0; shared dispositive power 68,832,571; aggregate amount beneficially owned 68,832,571 (42% of the class)
  Comment: Shared voting and dispositive power is based on its capacity as the general partner of RC III Portfolio Holdings LP.
- Roark Capital GenPar III LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 68,832,571; sole dispositive power 0; shared dispositive power 68,832,571; aggregate amount beneficially owned 68,832,571 (42% of the class)
  Comment: Shared voting and dispositive power is based on its capacity as the general partner of Roark Capital GenPar III Cayman AIV Sub LLC.
- Neal K. Aronson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 68,832,571; sole dispositive power 0; shared dispositive power 68,832,571; aggregate amount beneficially owned 68,832,571 (42% of the class)
  Comment: Shared voting and dispositive power is based on his capacity as the managing member of Roark Capital GenPar III LLC.
- RC IV Cayman ICW Holdings Sub LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 32,758,952; shared voting power 0; sole dispositive power 32,758,952; shared dispositive power 0; aggregate amount beneficially owned 32,758,952 (20% of the class)
- RC IV Cayman ICW Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 32,758,952; sole dispositive power 0; shared dispositive power 32,758,952; aggregate amount beneficially owned 32,758,952 (20% of the class)
  Comment: Shared voting and dispositive power is based on its capacity as the sole member of RC IV Cayman ICW Holdings Sub LLC.
- RC IV Cayman ICW Equity LLC: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 32,758,952; sole dispositive power 0; shared dispositive power 32,758,952; aggregate amount beneficially owned 32,758,952 (20% of the class)
  Comment: Shared voting and dispositive power is based on its capacity as the sole member of RC IV Cayman ICW Holdings LLC.
- Roark Capital Partners IV Cayman AIV LP: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 32,758,952; sole dispositive power 0; shared dispositive power 32,758,952; aggregate amount beneficially owned 32,758,952 (20% of the class)
  Comment: Shared voting and dispositive power is based on its capacity as the sole member of RC IV Cayman ICW Equity LLC.
- Roark Capital GenPar IV Cayman AIV LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 32,758,952; sole dispositive power 0; shared dispositive power 32,758,952; aggregate amount beneficially owned 32,758,952 (20% of the class)
  Comment: Shared voting and dispositive power is based on its capacity as the general partner of Roark Capital Partners IV Cayman AIV LP.
- Roark Capital GenPar IV Cayman AIV Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 32,758,952; sole dispositive power 0; shared dispositive power 32,758,952; aggregate amount beneficially owned 32,758,952 (20% of the class)
  Comment: Shared voting and dispositive power is based on its capacity as the general partner of Roark Capital GenPar IV Cayman AIV LP.

## Item 1. Issuer
Name of issuer: Driven Brands Holdings Inc.
Address of issuer's principal executive offices: 440 S. CHURCH STREET, SUITE 700, CHARLOTTE, NC 28202

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by each of the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons") pursuant to a joint filing agreement, dated November 12, 2024, a copy of which is attached hereto as Exhibit 1:

1. Driven Equity Sub LLC
2. Driven Equity LLC
3. RC Driven Holdco LLC
4. Roark Capital Partners III AIV LP
5. RC III Portfolio Holdings LP
6. Roark Capital GenPar III Cayman AIV Sub LLC
7. Roark Capital GenPar III LLC
8. Neal K. Aronson
9. RC IV Cayman ICW Holdings Sub LLC
10. RC IV Cayman ICW Holdings LLC
11. RC IV Cayman ICW Equity LLC
12. Roark Capital Partners IV Cayman AIV LP
13. Roark Capital GenPar IV Cayman AIV LP
14. Roark Capital GenPar IV Cayman AIV Ltd
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

c/o Roark Capital Management, LLC
1180 Peachtree Street, Suite 2500
Atlanta, GA, 30309
Citizenship:
1. Driven Equity Sub LLC is a Delaware limited liability company.
2. Driven Equity LLC is a Delaware limited liability company.
3. RC Driven Holdco LLC is a Delaware limited liability company.
4. Roark Capital Partners AIV III LP is a Delaware limited partnership.
5. RC III Portfolio Holdings LP is a Cayman Islands exempted limited partnership.
6. Roark Capital GenPar III Cayman AIV Sub LLC is a Cayman Islands limited liability company.
7. Roark Capital GenPar III LLC is a Delaware limited liability company.
8. Neal K. Aronson is a citizen of the United States of America.
9. RC IV Cayman ICW Holdings Sub LLC is a Cayman Islands exempted limited liability company.
10. RC IV Cayman ICW Holdings LLC is a Cayman Islands exempted limited liability company.
11. RC IV Cayman ICW Equity LLC is a Cayman Islands exempted limited liability company.
12. Roark Capital Partners IV Cayman AIV LP is a Cayman Islands exempted limited partnership.
13. Roark Capital GenPar IV Cayman AIV LP is a Cayman Islands exempted limited partnership.
14. Roark Capital GenPar IV Cayman AIV Ltd. is a Cayman Islands exempted limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Section 13G are incorporated herein by reference. Pursuant to Rule 13d-4 of the Act, unless otherwise noted herein, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it or he is the beneficial owner of any of the Common Stock or other securities referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its or his pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person other than the holders of record of the securities.

The percent of class represented by amount in row (9) of each Reporting Person's cover page is based on 164,081,878 shares of common stock, par value $0.01 per share (the "Common Stock") that were issued and outstanding as of August 5, 2024 as reported in the Quarterly Report on Form 10-Q of Driven Brands Holdings Inc. for the quarter ended June 29, 2024, filed with the Securities and Exchange Commission on August 8, 2024.

In connection with an internal reorganization of Roark's holding structure, Roark Capital Partners III AIV LP contributed for no consideration its interests in RC Driven Holdco LLC to RC III Portfolio Holdings LP, the general partner of which is Roark Capital GenPar III Cayman AIV Sub LLC. As a result, Roark Capital Partners III AIV LP no longer has beneficial ownership of the shares of Common Stock held by Driven Equity Sub LLC and thereby ceased being a reporting person on this Schedule 13G.
Percent of class: See Row 11 of each Reporting Person's cover page.
Sole power to vote or to direct the vote: See Rows 5-9 of each Reporting Person's cover page.
Shared power to vote or to direct the vote: See Rows 5-9 of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Rows 5-9 of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Rows 5-9 of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement, filed on November 12, 2024.

## Signatures
- DRIVEN EQUITY SUB LLC: /s/ Stephen D. Aronson, Vice President, General Counsel and Secretary (11/12/2024)
- Driven Equity LLC: /s/ Stephen D. Aronson, General Counsel and Secretary (11/12/2024)
- RC Driven Holdco LLC: /s/ Stephen D. Aronson, General Counsel and Secretary (11/12/2024)
- Roark Capital Partners III AIV LP: /s/ Stephen D. Aronson, Vice President, General Counsel and Secretary (11/12/2024)
- RC III Portfolio Holdings LP: /s/ Stephen D. Aronson, Vice President, General Counsel and Secretary (11/12/2024)
- Roark Capital GenPar III Cayman AIV Sub LLC: /s/ Stephen D. Aronson, Vice President, General Counsel and Secretary (11/12/2024)
- Roark Capital GenPar III LLC: /s/ Stephen D. Aronson, General Counsel and Secretary (11/12/2024)
- Neal K. Aronson: /s/ Neal K. Aronson, Neal K. Aronson (11/12/2024)
- RC IV Cayman ICW Holdings Sub LLC: /s/ Stephen D. Aronson, Vice President, General Counsel and Secretary (11/12/2024)
- RC IV Cayman ICW Holdings LLC: /s/ Stephen D. Aronson, Director (11/12/2024)
- RC IV Cayman ICW Equity LLC: /s/ Stephen D. Aronson, Director (11/12/2024)
- Roark Capital Partners IV Cayman AIV LP: /s/ Stephen D. Aronson, Director (11/12/2024)
- Roark Capital GenPar IV Cayman AIV LP: /s/ Stephen D. Aronson, Director (11/12/2024)
- Roark Capital GenPar IV Cayman AIV Ltd.: /s/ Stephen D. Aronson, Director (11/12/2024)